Scott F. Stephens
Vice President & CFO
July 21, 2009
Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	A. M. Castle & Co. File No. 001-05415
Dear Mr. Shenk:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated July 8, 2009 relating to A. M. Castle & Co.’s (“Company” or “we”) Form 10-K filing for the fiscal year ended December 31, 2008, filed on March 12, 2009 (the “Form 10-K”).
In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response in italics.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
1.	We note from your employee benefits plan footnote that your pension and supplemental pension plans (pension plans) were frozen. We additionally note that your projected annual salary increase assumption to calculate the projected benefit obligation was changed to zero during the current year. We believe these changes are known trends that indicate that reported financial results are possibly not indicative of future performance. As such, in future filings please expand your MD&A section to discuss the impact of freezing your pension plans and changing your salary increase assumption will have on your financial condition, liquidity and capital resources and results of operations to the extent material. Please ensure that your disclosure quantifies the effects of these changes on your future results.

United States Securities and Exchange Commission
July 21, 2009

Additionally, please discuss what lead to the decision to your freeze your pension plans and what lead to the change in your assumption. Please refer to Section III.B.3 and III.B.4 of FR-72 for guidance.
Response
The impacts of freezing the Company-sponsored pension plans and changing its salary increase assumption were not considered material to the Company’s financial condition, liquidity and capital resources and results of operations for the year-ended December 31, 2008 as the savings from the freezing of the Company-sponsored pension plans was offset by the additional expense related to discretionary contributions made to the Company’s redesigned 401(K) Plan (the “401(K) Plan”).
The Company’s decision to freeze its pension plans was in conjunction with its decision to redesign and modernize its retirement program. The purpose of redesigning the retirement program was to bring substantially all employees on to a common retirement program, make changes that were more consistent with what employees valued and, provide a more competitive 401(k) plan. The 401(k) Plan provides for a new fixed company contribution, a pension transition contribution for employees closer to retirement and a higher company matching contribution. Furthermore, the Company does not expect any full year savings in the near future relating to the freezing of the Company-sponsored pension plans and changing the salary increase assumption as the expense related to the discretionary contributions to the 401(K) Plan are expected to offset any reduction in net periodic pension expense.
Given that no material change has occurred in the Company’s financial condition, liquidity and capital resources and results of operations in the three and six month periods ended June 30, 2009 compared to the same periods in 2008 due to the impacts of freezing the Company-sponsored pension plans and changing the salary increase assumption, the Company does not believe that disclosure in its Form 10-Q for the period ended June 30, 2009 is required. However, the Company will continue to assess the impacts that the changes in its retirement program have on its financial condition, liquidity and capital resources and results of operations and, to the extent material, modify its future filings to discuss such matters in its MD&A taking into consideration the guidance set forth in III.B.3 and III.B.4 of FR-72.
Item 8. Financial Statement and Supplementary Data page 28
Footnote I : Basis of Presentation and Significant Accounting
Policies Revenue Recognition, page 32

United States Securities and Exchange Commission
July 21, 2009

2.	We note your disclosure that revenue from sales of products is recognized primarily at the time of shipment. Please supplementally describe for us the circumstances in which revenue would be recognized at other than the time of shipment and the frequency with which this occurs.
Response
There are two circumstances in which the Company recognizes revenue at a time other than shipment:
(i)	Consignment arrangements. The Company maintains consignment relationships with seven customers. For these consignment arrangements, revenue is recognized when the goods are consumed by the customer, which is also the point when the title and risk of loss passes to the customer and the Company has no further obligations to the customer. Revenue recognized upon consumption by customers under consignment arrangements represented less than 2% of the Company’s consolidated net sales for each of the three years ended December 31, 2008, 2007 and 2006.

(ii)	Bill-and-hold arrangements requested by customers. The Company reviews each one of these arrangements and accounts for them under the criteria set forth in Staff Accounting Bulletin Topic 13, Revenue Recognition, Section 3(a). Revenue recognized for goods that had not been shipped to customers represented less than 1% of the Company’s consolidated net sales for each of the three years ended December 31, 2008, 2007 and 2006.
On a prospective basis beginning with its Form 10-K for the year ending December 31, 2009, the Company proposes removing the phrase “...which is primarily at the time of shipment” from its revenue recognition accounting policy disclosure.
3.	We note that provisions for allowances related to sales discounts and rebates are recorded based on terms of the sale in the period that the sale is recorded. Please tell us and in future filings revise to disclose where these provisions are recognized in your statement of operations.
Response
The Company records provisions related to discounts and rebates due to customers as a reduction of gross sales in accordance with Emerging Issues Task Force No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). In future filings, beginning with its Form 10-K for the year ending December 31, 2009, the Company will revise its revenue recognition accounting policy disclosure to indicate that these provisions are recorded in net sales in our statement of operations.

United States Securities and Exchange Commission
July 21, 2009

Footnote 6: Joint Venture page 46
4.	We note that you have a 50% joint venture in Kreher Steel Co., LLC, and that in 2008 your equity in its earnings increased significantly (a 66% increase) from the prior year, from $5.3 million in 2007 to $8.8 million in 2008. Given that you have reported a net loss of $17.1 million and a loss before income taxes and equity in earnings of joint venture of $5.2 million in 2008, it appears that this is a significant equity method investee. As such, please tell us what consideration you gave to Rule 3-09 of Regulation S-X and filing separate financial statements for your investment in Kreher Steel Co., LLC.
Response
The Company did consider Rule 3-09 of Regulation S-X and concluded that the separate financial statements of Kreher Steel Co. LLC (“Kreher”) were not required to be filed. The Company’s conclusion was based on the following facts:
•	The Company’s investment in Kreher represents less than 20% of its total consolidated assets as of December 31, 2008.

•	In assessing significance under the income test of Rule 3-09 of Regulation S-X, the Company referenced computational note 2 of 210.1-02(w) and concluded that it was appropriate to utilize income averaging due to the fact that the Company’s 2008 income was at least 10 percent lower than its average income for the last five fiscal years. Under the income averaging provisions of 210.1-02(w), the Company’s equity in the income of Kreher was less than 20% of its five year average income. In applying computational note 2 of 210.1-02(w), the Company followed the guidance set forth in section 2410.4 of the Division of Corporation Finance Financial Reporting Manual, and did not exclude its equity in the income of Kreher when determining whether it qualified for income averaging.
Additionally, the Company notes that based on its application of Rule 3-09 of Regulation S-X in 2007 and 2006, respectively, its investment in Kreher was not considered significant in 2007 or 2006.
Finally, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Commission wishes further explanation or information regarding the above please do not hesitate to contact the undersigned at (847) 349-2577.
Sincerely,
/s/ Scott F. Stephens
Scott F. Stephens
Vice President & Chief Financial Officer
SFS:kvv
cc: Ms. Aamira Chaudhry
      United States Securities and Exchange Commission